File No. 812-_____

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
Guinness Atkinson Asset Management
Guinness Atkinson ETF Trust

Please send all communications to:
Kramer Levin Naftalis & Frankel LLP
Attn: Alexandra K. Alberstadt
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
As filed with the Securities and Exchange Commission on March 21, 2013

TABLE OF CONTENTS

I. SUMMARY OF APPLICATION	1
A. Request for Order	1
B. Comparability of Relief Sought to Prior Relief Granted by the Commission	2
II. BACKGROUND	3
A. The Trust	4
B. The Adviser	4
C. The Underlying Index	5
D. The Distributor	5
III. APPLICANTS’ PROPOSAL	5
A. Operation of the Funds	5
1. Capital Structure and Voting Rights; Book-Entry	5
2. Investment Objectives	5
3. Listing and Trading	7
B. Purchases and Redemptions of Creation Units	7
1. Placement of Orders to Purchase Creation Units	7
a. General	7
b. NSCC Process, DTC Process and Process for the Funds	10
c. Transaction Fees	12
d. Timing and Transmission of Purchase Orders	12
2. Payment for Creation Units	13
3. Redemption	13
4. Pricing of Shares	14
C. Depositary Receipts	15
D. Likely Purchasers of Shares	15
E. Disclosure Documents	16
F. Sales and Marketing Materials	16
G. Availability of Information Regarding Shares and Underlying Indices	17
1. General	17
2. Availability of Bond Pricing and Other Information	18
H. Dividend Reinvestment Service	19
I. Shareholder Transaction Expenses	19
J. Shareholder Reports	19
IV. IN SUPPORT OF ETF RELIEF	19
A. Summary of the Application	19
B. The Product Does Not Raise Concerns	22
1. Structure and Operation of the Trust and its Funds Compared to Current ETFs	22
2. Investor Uses and Benefits of Products	22
C. In Support of Distribution Reinvestment Relief	22
V. REQUEST FOR ETF RELIEF	25
A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	25
B. Exemption from the Provisions of Section 22(d) and Rule 22c-1	26
C. Exemption from the Provisions of Section 22(e)	28
D. Exemption from the Provisions of Section 17(a)(1) and 17(a)(2)	30
VI. IN SUPPORT OF 12(d)(1) RELIEF	32
A. Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)	32
1. General	32
2. The Acquiring Funds	32
3. Proposed Conditions and Disclosure	33

VII. REQUEST FOR 12(d)(1) RELIEF	34
A. Section 12(d)(l)	34
1. Exemption under Section 12(d)(1)(J)	34
2. Concerns Underlying Section 12(d)(1)(J)	35
B. Sections 17(a), 17(b) and 6(c)	37
VIII. REQUEST FOR DISTRIBUTION REINVESTMENT RELIEF	39
IX. EXPRESS CONDITIONS TO THIS APPLICATION	40
X. NAMES AND ADDRESSES	43
XI. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES	43
EXHIBIT A – Verifications	47
EXHIBIT B – The Initial Index	49

In the Matter of: Guinness Atkinson Asset Management, Inc. Guinness Atkinson ETF Trust File No. 812-_____
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act
12(d)(1)(B) of the Act

I. SUMMARY OF APPLICATION

A.	Request for Order

In this application (“Application”), the undersigned applicants Guinness Atkinson Asset Management, Inc. (“GAAM” or the “Adviser”)1 and Guinness Atkinson ETF Trust (the “Trust” and, collectively with GAAM, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”).

The requested Order would permit
(a)       certain series of an open-end management investment company (each a “Fund” and collectively, the “Funds”) to be redeemable in large aggregations only (“Creation Units”);
(b)       Fund shares  (“Shares”) to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the NYSE Arca, Inc. (“NYSE Arca”) or the Nasdaq Stock Market, Inc. (“Nasdaq”), at negotiated market prices rather than at net asset value (“NAV”);
(c)       relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and
(d)       certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the in-kind purchase and redemption of the investment company’s exchange-traded Shares (the “ETF Relief”).

The ETF Relief would allow the Funds to operate as exchange-traded funds (“ETFs”). Applicants also apply for and request relief to permit the Funds to issue Shares in less than Creation Unit size to investors participating in a distribution reinvestment program (the “Distribution Reinvestment Relief”).

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. Applicants ask that this requested relief (the “12(d)(l) Relief,” and together with the ETF Relief,

1	All references to GAAM include any successor to GAAM. A successor is an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

the “Relief”) be applicable to (i) the Funds, as defined below, (ii) Acquiring Funds (as defined below) and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) (“Broker”) selling Shares to Acquiring Funds. The 12(d)(1) Relief would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser and not part of the same “group of investment companies” as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act (such management companies, the “Acquiring Management Companies;” such UITs, the “Acquiring Trusts;” and collectively, the “Acquiring Funds”). The 12(d)(1) Relief would also permit each Fund, the Distributor and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B). In addition, the 12(d)(1) Relief would permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such Fund. An Acquiring Fund could rely on the requested Order only to invest in the Funds and not in any other registered investment company.

With respect to the relief requested pursuant to Section 6(c), Applicants believe that it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief requested pursuant to Section 17(b), Applicants believe that the proposed transactions are reasonable and fair and would not involve overreaching on the part of any person concerned; that the proposed transactions would be consistent with the investment objectives and policies of each Fund and the investment objectives and policies of each Acquiring Fund; and that the proposed transactions would be consistent with the general purposes of the Act. With respect to the relief requested pursuant to Section 12(d)(1)(J), Applicants believe that it would be consistent with the public interest and the protection of investors.

Applicants request that the Order apply to: (i) the Initial Fund (as defined below), and (ii) future series of the Trust and future open-end management investment companies and series thereof advised by the Adviser that comply with the terms and conditions of the Application (each such company or series a “Future Fund,” and collectively with the Initial Fund, the “Funds”). All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act of the U.S. Securities and Exchange Commission (the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is substantially the same as relief previously granted by the Commission to certain open-end management investment companies.2   It is also substantially similar to relief previously granted by the Commission to certain UITs.3

2
E.g., Market Vectors ETF Trust et. al., Investment Company Act Release Nos. 30409 (Feb. 27, 2013) (notice) 30433 (Mar. 21, 2013) (order); Yorkville ETF Trust & Yorkville ETF Advisors, LLC, Investment Company Act Release Nos. 30306 (Dec. 17, 2012) (notice) 30349 (Jan. 14, 2013) (order); Foreside Advisor Services LLC, Investment Company Act Release Nos. 30284 (Nov. 29, 2012) (notice) 30318 (order); Highland Capital Management, L.P., et al., Investment Company Act Release Nos. 29890 (Dec. 19, 2011) (notice) and 29918 (Jan. 17, 2012) (order); Global X Funds, et al., Investment Company Act Release Nos. 29829 (Sept. 30, 2011) (notice) and 29852 (Oct. 28, 2011) (order); NT ETF Trust., et al., Investment Company Act Release Nos. 29752 (Aug. 10, 2011) (notice) and 29872 (Sept. 6, 2011) (order) and Precidian ETF Trust, Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) 30129 (July 5, 1012) (order) (collectively, the “Prior Management Company Orders”).

3
E.g., BLDRS Index Fund Trust, et al., Investment Company Act Release Nos. 27745 (Feb. 28, 2007) 27768 (Mar. 21, 2007); Nasdaq-100 Trust, et al. Investment Company Act Release Nos. 27740 (Feb. 27 2007) (notice) and 27753 (Mar. 20, 2007) (order); Diamonds Trust, et al., Investment Company Act Release Nos. 22927 (Dec. 5, 1997) and 22979 (Dec. 30, 1997) (order); and MidCap SPDR Trust, Series 1, Investment Company Act Release Nos. 20797 (Jan. 3, 1995) (notice) and 20844 (Jan. 18, 1995) (order); and SPDR Trust Series 1, Investment Company Act Release Nos. 18959 (Sept. 23, 1992) and 19055 (Oct. 26, 1992) (order) (collectively, the “Prior UIT Orders”). The Prior UIT Orders and the Prior Management Company Orders are collectively referred to herein as the “Prior Orders.” The management company and the UIT applicants in Prior Orders are collectively referred to herein as the “Prior ETFs.”

II. BACKGROUND

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors.

A.	The Trust

The Trust is a Delaware statutory trust. The Trust will be registered under the Act with the Commission as an open-end management investment company and will initially be comprised of one series. The Trust is authorized to offer an unlimited number of series and will offer and sell securities for each series of the Trust pursuant to a registration statement on Form N-1A to be filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”) (“Registration Statement”). Each Fund will consist of a portfolio of securities selected to correspond, before fees and expenses, generally to the performance of a specified securities index (the “Underlying Index”). Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

As identified in Exhibit A hereto, the [Queens] Shares will be the “Initial Fund.” Its performance will correspond generally to the price and yield performance of the [Queens] Index (the “Initial Index”). Future Funds may similarly be based on domestic equity securities indexes (“Domestic Equity Funds”); domestic fixed income indexes (“Domestic Fixed Income Funds,” and together “Domestic Funds”); indices containing only foreign equity or fixed income securities (“International Equity Funds” or “International Fixed Income Funds,” respectively, and collectively, “International Funds”); or indices that include foreign and domestic equity or fixed income securities (“Global Equity Funds” or “Global Fixed Income Funds,” respectively, and collectively, “Global Funds”). Funds based on Underlying Indices that include equity and fixed income securities are “Blended Funds.”4

4
For purposes of this Application, the Component Securities (as defined below) of Underlying Indices used for Domestic Funds are those that principally trade in the U.S. The Component Securities of Underlying Indices used for International Funds will principally trade in a market other than the U.S. Certain of the Component Securities of Underlying Indices used for Global Funds will trade in the U.S. while others will trade in a market other than the U.S.

The Trust intends to file (a) a Form N-8A to register with the Commission as an open-end management investment company and (b) a registration statement on Form N-1A with respect to the Initial Fund as soon as practicable following the filing of this Application.

B.	The Adviser

GAAM is a Delaware corporation with its principal office in Woodland Hills, California. GAAM or another Adviser will be the investment adviser to the Funds. GAAM and each other Adviser will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser may enter into subadvisory agreements with investment advisers to act as subadvisers with respect to any Fund (each a “Subadviser”). Any Subadviser to a Fund will be registered under the Advisers Act.

The Adviser, subject to the oversight and authority of the board of trustees of the Trust (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund. If the Adviser engages a Subadviser, the Adviser will develop the overall investment program for each Fund and oversee the Subadviser’s activities. The Subadviser’s role will be the same, regardless of whether a Fund uses a replication or representative sampling strategy, as discussed herein.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. Affiliates of the Adviser or any Subadviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.

C.	The Underlying Index

Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (the “Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser, in which case the Adviser will enter into a licensing agreement with the Index Provider to obtain any necessary licensing arrangements to offer the Shares. The Adviser will provide any sub-license without charge to the Funds. To the extent such licensing arrangements are legally required, they have already been entered into or will be in effect at the time secondary market trading of the relevant Fund’s Shares commences.

The Initial Index is described in Exhibit B.

No Underlying Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of securities in the Underlying Index (the constituent securities of an Underlying Index are referred to as “Component Securities”), the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

D.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each Distributor will be a broker and will act as distributor and principal underwriter of one or more of the Funds. Each distributor will distribute Shares on an agency basis and will furnish Authorized Participants with a confirmation and Prospectus. The Distributor will not maintain a secondary market in Shares. (See Section III.A. below for additional discussion of the Distributor’s role and duties.)

In the future, another Broker may act as distributor and principal underwriter. No Distributor will be affiliated with any Exchange or any Index Provider. Any Distributor will be identified as such in the current prospectus of each Fund (“Prospectus”) and will comply with the terms and conditions of the Application, to the extent applicable.

III. APPLICANTS’ PROPOSAL

A.	Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry

Beneficial Owners (as defined below) of a Fund will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law. Shares will be registered in book-entry form only. [The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares.] Beneficial ownership of Shares (owners of such beneficial interest, “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and DTC Participants. Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

2. Investment Objectives

The investment objective of each Fund will be to provide investment returns that closely correspond, before fees and expenses, to the price and yield performance of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. Using the representative sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. Thus, a sampling strategy may be used when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index and to maintain RIC compliance, as applicable. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%).

At least 80% of each Fund’s total assets will be invested in Component Securities of its respective Underlying Index, TBA Transactions representing Component Securities,5 and Depositary Receipts (as defined below) representing Component Securities. Each Fund may invest the remaining 20% of its total assets in securities not included in its Underlying Index (the “20% asset basket”). For example, a Fund may invest its 20% asset basket in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Underlying Index (such as reconstitutions, additions and deletions). In addition, it may invest its 20% asset basket in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies6 all in accordance with the requirements of the Act and rules promulgated thereunder.

5
A “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

6
Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, Registration Statement, and any applicable investment restrictions. Such investments would be made through purchases of ETF shares in the secondary market or through receipt of ETF shares as part of the Deposit Instruments, as defined below, contributed to a Fund through the in-kind purchase of one or more Creation Units. A Fund would only hold ETF shares if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Instruments, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Instruments could decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. Further, as in the Initial Index, an ETF may itself be a component of the Underlying Index.

However, no Fund that invests in securities of other investment companies or companies relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission for short term cash management purposes, may rely on the 12(d)(1) Relief requested in the Order.

Any instrument selected by the Adviser or Subadviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Subadviser’s belief that such instrument will assist the Fund in tracking the performance of its Underlying Index.

3. Listing and Trading

The Trust will submit an application to list the Shares on an Exchange.7 The principal secondary market for the Shares will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”).8 On the Primary Listing Exchange and other Exchanges, Shares will be traded in a manner similar to the Prior ETFs, and it is expected that one or more member firms of the Primary Listing Exchange will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Primary Listing Exchange.9 No Exchange Specialist for Shares of any Fund will be an affiliated person of the Fund, except under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of shares.

B.	Purchases and Redemptions of Creation Units

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $15 to $25, and that Creation Units will consist of at least 10,000 Shares.

All orders to purchase and redeem Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities

7
Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act.

8
If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Exchange. Market Makers are one type of Exchange Specialist (as defined below). On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due to ownership of Shares.

9	Each specialist or Market Maker designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.”

Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed an agreement with the Distributor (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through and make appropriate arrangements with, an Authorized Participant to transact with a Fund in any Creation Unit(s).

1. Placement of Orders to Purchase Creation Units

a.	General

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).10

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),11 except:

(a)          in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)          for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;12

(c)          TBA Transactions, derivatives and other positions that cannot be transferred in kind13 will be excluded from the Deposit Instruments and the Redemption Instruments;14

10
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

11	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

12	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

13	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

14	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (as defined below).

(d)          to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;15 or

(e)          for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)          to the extent there is a Cash Amount, as described above;

(b)          if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)          if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;16

(d)          if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and International Funds such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

15
A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’ s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

16
In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(e)          if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.17

Each Business Day, before the open of trading on the Primary Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.18  The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

b.	NSCC Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process (the “NSCC Process”) or through a manual clearing process (the “DTC Process”). The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. The NSCC Process, however, is available only to those DTC Participants that are also participants in the CNS System of the NSCC. By contrast, the DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position.

For Domestic Equity Funds, the NSCC Process is available. Thus, it is expected that most purchases for Creation Units of Domestic Equity Funds will occur through the NSCC Process. Authorized Participants using the NSCC Process will transfer Deposit Instruments and any cash through the NSCC Process.

Domestic Equity Funds will also accept orders through the DTC Process to accommodate purchases through DTC Participants that are not participants in the CNS System of the NSCC. Authorized Participants using the DTC Process must state on the order form that they are not using the NSCC Process and that the creation will instead be effected through a transfer of securities and cash. The Creation Deposit (as defined below) transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Instruments through DTC to the account of the Fund by no later than 11:00 a.m. ET of the next Business Day immediately following such Transmittal Date. Cash equal to the Cash Amount, if any, must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. ET on

17	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

18	If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

the next Business Day immediately following the Transmittal Date. If the Fund does not receive both the Deposit Instruments and any cash in a timely fashion, such order may be canceled. Such canceled order may be resubmitted the following Business Day using the Creation Deposit (as defined below) for that Business Day.

The delivery of Creation Units purchased through the NSCC Process or the DTC Process will occur within the normal settlement cycle, generally within T+3 Business Days or shorter.

Because foreign equity securities presently cannot be settled and cleared using either the NSCC Process or the DTC Process, purchase orders for Creation Units of Global Equity Funds and International Equity Funds must be processed as follows.19  Once a purchase order is placed with the Distributor, the Distributor will inform the Adviser and the Trust’s custodian (“Custodian”). The Custodian will then inform the sub-custodians who will receive Deposit Instruments and/or cash, consistent with Section III.B.1.a above, on behalf of the relevant Fund. The Authorized Participant will deliver to such sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and/or cash. Once the sub-custodians receive the Deposit Instruments and/or cash, they will confirm to the Custodian that such Deposit Instruments and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor. The sub-custodians will comply with Rule 17f-5 under the Act.

Purchases of Creation Units of Fixed Income Funds will clear and settle in the same manner as other ETFs that invest in fixed income securities,20 which is to say that they will clear and settle in the same manner as purchases of Creation Units of Equity Funds, as described immediately above, except:  Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that the Deposit Instruments and/or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the Deposit Instruments and cash, and will generally occur on a settlement cycle of T+3 Business Days or shorter. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of the Shares of Fixed Income Funds.21

Redemption requests will also be processed through the NSCC Process, the DTC Process or outside these processes (for Global Funds and International Funds), as discussed above in this Section III.B.1.b, except the relevant process will be reversed so that Shares are delivered to the Fund and Redemption Instruments and any cash are delivered to the redeemer.

19	This is true for current ETFs which hold foreign securities.

20	See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

21	For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Units will depend on the nature of the Deposit Instruments, consistent with the processes discussed above.

c.	Transaction Fees

Each Fund may recoup settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser, subject to oversight by the Board, to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Units.22  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.23  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Fund’s Registration Statement.

Investors purchasing or redeeming through the DTC Process generally will pay a higher Transaction Fee than will investors transacting through the NSCC Process because DTC normally charges funds more to settle transactions through the DTC Process than NSCC charges funds to settle transactions through the NSCC Process. This is the case because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities.

d.	Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will

22	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

23
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

furnish a Prospectus and a confirmation to Authorized Participants placing purchase orders and will maintain a record of the instructions given to a Fund to implement delivery of its Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and the payment of any cash portion of the purchase price have been completed, consistent with Section III.B.1.a above. Notwithstanding the foregoing, to the extent contemplated by the Participant Agreement, Creation Units may be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

2. Payment for Creation Units

As discussed above, persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Instruments together with a Cash Amount (if any) and pay the applicable Transaction Fee. The Deposit Instruments and the Cash Amount are referred to collectively as the “Creation Deposit.”24

3. Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in connection with a Fund’s Distribution Reinvestment Program or if the Fund is liquidated).25

24
Personnel of the Adviser and Subadviser, if any, who are responsible for the designation and dissemination of the Deposit Instruments or Redemption Instruments will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed. Also, in reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that the policies and procedures of the Subadviser are consistent with the foregoing. The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Subadviser, as required under Section 204A of the Advisers Act, will have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser or the Subadviser or any associated person. Any Subadviser to a Fund will be required to adopt and maintain a similar code of ethics and/or insider trading and similar policies and procedures.

25
In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners with an “in-kind” election for Beneficial Owners in excess of a certain stated minimum amount.

As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time, which are not withdrawn, will receive the NAV calculated on the immediately following Business Day.

The Trust has, pursuant to its organizational documents, the right to redeem Creation Units of a Fund in cash, in-kind or a combination of both, provided the value of such redemption payment equals the aggregate NAV of the Creation Unit. Applicants currently contemplate that Creation Units of each Fund will be redeemed principally in-kind (together with a balancing cash payment), though redemptions may include cash as discussed in Section III.B.1.a above.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as provided by the Order pursuant to relief granted from Section 22(e) with respect to certain Global Funds and International Funds.

4. Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intra-day basis, will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above such NAV.

No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the Portfolio Instruments will be key features of the Trust particularly attractive to certain types of investors.

The pricing of Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by all existing ETFs, including the Prior ETFs. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which Applicants believe should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

C.	Depositary Receipts

“Depositary Receipts” are securities that are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.26

As stated in Section III.A.2 above, each Fund will invest at least 80% of its assets in the Component Securities of its Underlying Index. Global Funds and International Funds will treat Depositary Receipts that represent Component Securities of their respective Underlying Indices as Component Securities for purposes of any requirements related to the percentage of Component Securities held in their portfolio.

Although each Fund seeks to reserve the ability to invest in Depositary Receipts representing Component Securities, currently it is not anticipated that any of the Funds will invest a significant portion of its assets in Depositary Receipts. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

D.	Likely Purchasers of Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Shares in Creation Units:

•
institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares;

26
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on an Exchange; and

•	institutional investors who purchase Creation Units and break them down into the constituent Shares and sell those Shares directly to individual investors.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the Underlying Index.

E.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

As discussed above in Section II.D, the Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus in connection with secondary market purchases of Shares.

F.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.”  Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).

All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund (other than pursuant to a Distribution Reinvestment Program) or tender such Shares for redemption to the Fund only in Creation Units. This type of disclosure will be provided in shareholder reports and investor educational materials issued or circulated in connection with Shares.

G.	Availability of Information Regarding Shares and Underlying Indices

1.   General

On each Business Day, information about Shares, in addition to the Deposit Instruments and estimated Cash Amount,27 will be available. The market value of Shares will be disseminated by the Primary Listing Exchange on the Consolidated Tape throughout the regular trading hours of such Primary Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET).28

Also, the intra-day indicative value of Shares (“IIV”), which will represent on a per Share basis the sum of the current value of the Portfolio Instruments, will be published every 15 seconds throughout the Primary Listing Exchange’s regular trading hours on the Consolidated Tape associated with the Primary Listing Exchange.29  Comparing these two figures – the Shares’ market price and the IIV – will allow an investor to determine whether, and to what extent, Shares are selling at a premium or discount to NAV.30

The intra-day value of each Underlying Index, based on the market price of its Component Securities, will be disseminated every 15 seconds over the Consolidated Tape, Consolidated Quote Association and/or by organizations authorized by the Index Provider.31 In addition, an Index Provider will disseminate the value of each Underlying Index once each trading day,

27	Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of the estimated Cash Amount and will make no warranty as to its accuracy.

28
The Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan (the “UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Exchanges (e.g., the NYSE Arca) are subject to the Consolidated Tape Association Plan (the “CTA Plan”). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

29
The IIV will be calculated by an independent third party, such as Bloomberg, or by the Primary Listing Exchange. It will be updated throughout the trading day to reflect the changing market prices of the Deposit Instruments using multiple prices from independent third-party pricing sources.

30
The Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Underlying Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

31
Applicants intend that all Underlying Index values will be disseminated only during U.S. market hours. The values of the Underlying Indices used for Domestic Funds will be disseminated every 15 seconds each Business Day throughout regular U.S. market hours. As with Underlying Indices underlying existing international and global ETFs, the value of each Underlying Index used for International and Global Funds will be disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Underlying Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

normally over the Consolidated Tape, Consolidated Quote Association and/or by organizations authorized by the Index Provider, based on closing prices of the securities in the Underlying Index.32

The NAV for each Fund will be calculated and disseminated daily. Further, the website for the Funds, which will be accessible to all investors at no charge, will make the following information about each Fund available:  the Prospectus; the Statement of Additional Information (“SAI”); and the Underlying Index. The website will also disclose, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants also expect the Primary Listing Exchange to disseminate a variety of data with respect to each Fund on a daily basis. More specifically, Applicants expect the Primary Listing Exchange to make the following information available on a daily basis prior to the opening of trading on the Primary Listing Exchange:  information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit. In addition, the closing prices of the Funds’ Deposit Instruments are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg L.P. (“Bloomberg”) or Reuters.

2.   Availability of Bond Pricing and Other Information

One source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed transaction prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg).

Authorized Participants and other market participants – particularly those that regularly deal or trade in bonds – have access to intra-day bond prices from a variety of sources other than TRACE, however, including their own trading desks. Indeed, many Authorized Participants make markets in bonds. Other market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. In addition, all market participants can obtain bond prices, including end-of-day prices, by subscription from third parties through on-line client-based services, including major broker-dealers and IDC, Bridge and Bloomberg.33  Thus, Applicants believe that Authorized Participants will be able to

32
The composition and return of each Underlying Index for an International Fixed Income Fund will be calculated and disseminated once each Business Day at the end of the day. The end-of-day values of any Global Fund or International Fixed Income Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

33
“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Co mmittee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association — Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

assess the intra-day value of fixed income securities that may be held by Funds and identified as Deposit Instruments. Applicants further believe that Authorized Participants will be able to assess the reasonableness of the Funds’ IIVs regardless of whether the Funds hold fixed income securities.

In addition, ETFs are routinely followed by many stock market and mutual fund professionals, as well as by major newspapers and magazines. There is no reason to believe that this focus on ETFs will abate, and such attention should help to ensure that there is a large amount of data available about the Funds, including information about intra-day pricing, and that such data is packaged, analyzed and widely disseminated to the investing public.

H.	Dividend Reinvestment Service

The Trust seeks exemptive relief to permit investors the option to purchase additional individual  Shares through the “Distribution Reinvestment Program (described below) for reinvestment of cash proceeds. In addition, certain individual Brokers may make a dividend reinvestment service available to their clients. Interested investors will be able to contact their Brokers to ascertain the availability and a description of such a service through such Brokers.

I.	Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund may charge a Transaction Fee, calculated and imposed as described above in Section III.B.1.c., in connection with the purchase and redemption of Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

J.	Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share, as well as an annual notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

IV. IN SUPPORT OF ETF RELIEF

A.	Summary of the Application

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price as described in a Fund’s Prospectus; (3) redemption of Shares beyond seven (7) calendar days in cases of certain Global and International Funds, as described below; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Units – all as more fully set forth below.

The Relief is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and medium-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Relief should be granted under Section 6(c) as appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by policy and provisions of the Act.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts, except for any permitted cash-in-lieu amounts consistent with Section III.B.1.a above, will be the same regardless of the identity of the purchaser or redeemer. Accordingly,

Applicants believe the proposed transactions meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, will be consistent with the policies of each Fund and each Acquiring Fund and with the general purposes of the Act.

B.	The Product Does Not Raise Concerns

1. Structure and Operation of the Trust and its Funds Compared to Current ETFs

Applicants understand that the Prior ETFs have generally traded at, or close to, their respective NAVs. Applicants believe that this close correspondence between the Prior ETFs’ NAVs and their market prices is due to the ETF structure, which facilitates price-correcting arbitrage activity. Because the Funds’ structure will be substantially the same as the Prior ETFs’ structures and will likewise facilitate price-correcting arbitrage activity, Applicants expect Shares also to trade at or close to the relevant Fund’s NAV.

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios.

The Commission has granted exemptive relief to ETFs in large part because their structures enable such efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Transparency of ETF investment operations has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs. The same level of transparency provided by existing ETFs will be provided by the Funds.

Applicants, therefore, have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants accordingly submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

2. Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits are described above, including in Section IV.A.1.

C.	In Support of Distribution Reinvestment Relief

Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through the “Distribution Reinvestment Program” described below.

The Trust will make the DTC Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. So, Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways. First, in dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the Fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of Portfolio Securities, the Trust will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without necessarily paying a brokerage commission or fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors.

The Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act; and the Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned . . . and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, broker-dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

V. REQUEST FOR ETF RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Unit of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust to remain registered as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein. Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Fund Share will not vary much from its NAV.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Shares on the secondary market should not vary materially from the NAV. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

Applicants believe that the Trust’s Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption registered herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to remain registered as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and accordingly, Applicants hereby request that the Order be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists will maintain a market for such Shares. The Shares will trade on and away from3434 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of Shares of a Fund will not, therefore, be accomplished at an offering

34	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on a bid/offer market, rather than the NAV. Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares. Secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Because anyone may sell or acquire Shares either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such Shares or by making the requisite Creation Deposit (subject to certain conditions), no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of an Exchange Specialist on an Exchange will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., the Exchange Specialist may be expected to effect trades to alleviate temporary disparities in supply and demand for Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the market price of Shares of a Fund falls below the Fund’s NAV, an investor need only accumulate enough Shares of such Fund to constitute a Creation Unit and redeem them at NAV, realizing an arbitrage profit equal to the difference between the market price paid for the Shares and the NAV. Competitive forces in the marketplace should thus ensure that the difference between a Fund’s NAV and the market price of its Shares is small. Applicants believe that, to date, trading in the shares of the Prior ETFs’ has substantiated

Applicants’ view and that there is good reason to believe that the trading experience of Shares will mimic that of the Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants hereby request that an order of exemption under section 6(c) be granted in respect of Section 22(d) and Rule 22c- 1.

C.	Exemption from the Provisions of Section 22(e)

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act up to a maximum of 14 calendar days to certain Global and International Funds under the circumstances described below.35

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions of Creation Units of the Global and International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund and International Fund customarily clear and settle, but in all cases no later than fourteen (14) calendar days following the tender of a Creation Unit. With respect to Future Funds based on a global or an international Underlying Index, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven

35
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

calendar days and the maximum number of days (up to 14 calendar days) needed to deliver the proceeds for each affected Global Fund and International Fund.

Except as disclosed in the SAI for the Global Funds and International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the Global Funds and International Funds relating to those countries or regions are expected to be made within seven (7) days.

The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring up to 14 calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Instruments (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain Global Funds and International Funds). Applicants are not seeking relief from Section 22(e) for Global or International Funds that do not effect redemptions of Creation Unit in kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was granted in the Prior Orders. On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, the Applicants hereby respectfully request that the Order be granted under Section 6(c) in respect of Section 22(e).

D.	Exemption from the Provisions of Section 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind. Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as ...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the investment objectives and policies of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of one or more Affiliated Funds, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers. Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts, except for any permitted cash-in-lieu amounts consistent with Section III.B.1.a above, will be the same regardless of the identity of the purchaser or redeemer. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer. Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid for received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the investment objectives and policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI. IN SUPPORT OF 12(d)(1) RELIEF

A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

1. General

Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(l)(A). Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Funds and Brokers, including the Distributor, to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Fund’s Shares. Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the public interest and the protection of investors.

2. The Acquiring Funds

As stated in Section I.A above, the Acquiring Funds are registered management investment companies and UITs, some of which currently are, or may be in the future, affiliated with Authorized Participants. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser or Subadviser(s). No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the terms and conditions of this Application and the requested order, if granted, each Acquiring Fund will enter into a written agreement with the relevant Fund(s), as discussed immediately below.

Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or an affiliated person of an affiliated person of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

3. Proposed Conditions and Disclosure

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (the “Acquiring Fund Agreement”) (see Section VIII, Condition 12 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283036 pertaining to funds of funds (see Section VIII, Condition 14 below).37

In addition, Applicants propose that the requested 12(d)(l) Relief will be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 5, below). Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 5, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate38 and the Fund or a Fund Affiliate39 (see Section VIII, Condition 6 below). Each

36	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

37
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

38
An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

39	A “Fund Affiliate” is defined as the Adviser, Subadviser(s), promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

Acquiring Management Company’s board of directors/trustees, including a majority of the independent directors/trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Subadviser(s) (as defined below) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 7, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting40 (see Section VIII Condition 9, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes (see Section VIII, Condition 15, below). A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII. REQUEST FOR 12(d)(1) RELIEF

A.	Section 12(d)(l)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(l)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1. Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(l) if the exemption is consistent with the public interest and the

40
An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.41

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.42

2. Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.43 In enacting Section 12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.44 As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.45

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).46 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).47 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative

41	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“H.R. 622”).

42	H.R. 622 at 43-44.

43	House Hearings, 76th Cong., 3d Sess., at 113 (1940) (“House Hearings”).

44	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

45	House Hearings at 112 (testimony of David Schenker).

46	See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).

47	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., at 311-324 (1966).

costs); and (iii) unnecessary complexity. Applicants propose a number of conditions designed to address these concerns.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants believe that neither an Acquiring Fund nor an Acquiring Fund Affiliate would be able to exert undue influence over a Fund. For example, condition 5 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Subadvisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

For purposes of this Application, an “Acquiring Fund Subadviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Management Company.”

In addition, condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, conditions 5, 6, 7, 8, 9 and 10 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed condition 13 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose condition 14 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the independent directors or trustees, of any Acquiring Fund, pursuant to condition 16, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

In order to address concerns about complexity, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.	Sections 17(a), 17(b) and 6(c)

Applicants seek an exemption from Section 17(a) pursuant to Section 17(b) and Section 6(c) of the Act to permit a Fund, to the extent that the Fund is an affiliated person (as defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any accompanying in-kind Creation Unit transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, that Fund would become an affiliated person of the Acquiring Fund, and direct, in-kind sales and redemptions of its Shares with an Acquiring Fund, and any accompanying in-kind transactions could be prohibited.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants are seeking relief from any transaction in Creation Units between a Fund and an Acquiring Fund that owns 5% or more of a Fund before the transaction. Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.48  In addition, Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts, except for any permitted cash-in-lieu amounts consistent with Section III.B.1.a above, will be the same regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the investment objectives and policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any

48
To the extent that purchases and sales of Shares of a Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares.

Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII.  Request for Distribution Reinvestment Relief

Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Fund and the date on which this distribution could be reinvested in additional Shares.

Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program. Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. Applicants believe

Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV. Since the Distribution Reinvestment Program will be described fully in each Fund’s Registration Statement, Beneficial Owners’ expectations as to the key features of their investment will be set prior to their investment in a Fund. Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program. Those who do not find this feature appealing are free to not invest in the Fund or to decline participation in the Distribution Reinvestment Program.

IX. Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

1. ETF Relief

1. As long as a Fund operates in reliance on the requested relief to permit ETF operations, its Shares will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief to permit ETF operations will expire on the effective date, of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

2. 12(d)(1) Relief

Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

5. The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to an Acquiring Fund Subadvisory Group with respect to a Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

6. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7. The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8. Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested directors/trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

10. The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

11. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

12. Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors or the trustee of any Acquiring Trust (“Trustee”) as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13. An Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

15. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

X. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the cover of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to the person identified on the cover.

XI. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

1.        Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is:
21550 Oxnard Street, Suite 850
Woodland Hills, CA 91367

Applicants further state that all written or oral communications concerning this Application should be directed to:
James J. Atkinson
Guinness Atkinson ETF Trust
21550 Oxnard Street, Suite 850
Woodland Hills, CA 91367

with a copy to:

Alexandra Alberstadt
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Applicants have attached the required verifications. James J. Atkinson  is authorized to sign and file this Application on behalf of Guinness Atkinson Asset Management, Inc. pursuant to the general authority vested in him as its President. James J. Atkinson is also authorized to sign and file this Application on behalf of the Trust pursuant to the resolution adopted by the sole initial Trustee of the Trust on March __, 2012, which is attached herewith.
In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.
Dated: March 21, 2013

Guinness Atkinson Asset Management, Inc.

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	President

Guinness Atkinson ETF Trust

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	Trustee

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Guinness Atkinson Asset Management; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	President

Dated:	March 21, 2013

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Guinness Atkinson ETF Trust; that he is the initial Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James J. Atkinson
Name:	James J. Atkinson
Title:	Trustee

Dated:	March 21, 2012

Brief Description of the Underlying Index and Index Provider for the Initial Fund

The Initial Fund is [Shares], which seek to replicate as closely as possible, before fees and expenses, the price and yield performance of the [Index]. The [Index] is comprised of companies that meet certain requirements regarding cash flow return on investment, capitalization, dividend payment history and debt to equity ratio.

The [Index] is global in nature meaning there are companies in the Index and in the Fund that are domiciled and traded in the United States and in a variety of foreign countries including but not limited to the UK, France, Germany, Italy, the Netherlands, China (including Hong Kong), Canada, and Australia. (developed markets limit)

The [Index] is rebalanced to equal weightings on a quarterly basis and reconstituted based on the previous 10-year history on an annual basis.

[ABC is the index provider for the [Index] (the “Index Provider”). The Index Provider is not affiliated with the Trust, The Advisor, the Distributor, or the Administrator. The Advisor has entered into a license agreement with the Index Provider to use the [Index]. The Fund is entitled to use the [Index] pursuant to a sub-licensing arrangement with the Advisor.